UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule (13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)

OSISKO GOLD ROYALTIES LTD (Name of Issuer)

Common Shares
(Title of Class of Securities)

68827L101
(CUSIP Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS CDP Investissements Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,027,175 (See Items 3 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,027,175 (See Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,027,175 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON* CO

(1) This number of 19,027,175 shares includes (i) 14,016,596 shares held by CDP Investissements Inc. and (ii) 5,010,579 shares held directly by Caisse de dépôt et placement du Québec, which is the sole owner of CDP Investissements Inc. See Items 3 and 5 below.
(2) The percentage ownership interest calculated based on 156,964,269 shares outstanding following the completion of the transactions described herein, as reported on the Issuer's press release filed with the Securities and Exchange Commission on August 1, 2017.

1		NAME OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,027,175 (See Items 3 and 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,027,175 (See Items 3 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,027,175 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14		TYPE OF REPORTING PERSON* OO

(1) This number of 19,027,175 shares includes (i) 14,016,596 shares held by CDP Investissements Inc. and (ii) 5,010,579 shares held directly by Caisse de dépôt et placement du Québec, which is the sole owner of CDP Investissements Inc.  See Items 3 and 5 below.
(2) The percentage ownership interest calculated based on 156,964,269 shares outstanding following the completion of the transactions described herein, as reported on the Issuer's press release filed with the Securities and Exchange Commission on August 1, 2017.

ITEM 1.	SECURITY AND ISSUER.
This Statement is being filed with respect to Common Shares (the "Shares") issued by Osisko Gold Royalties Ltd (the "Issuer").

The principal executive offices of the Issuer are located at 1100 des Canadiens-de-Montréal Avenue, # 300, Montreal (Quebec) Canada, H3B 2S2.
ITEM 2.	IDENTITY AND BACKGROUND.
(a) This Statement is being filed by CDP Investissements Inc. ("CDP") and Caisse de dépôt et placement du Québec ("CDPQ" and, together with CDP, the "Reporting Persons"). CDP is a wholly owned subsidiary of CDPQ.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CDP is a company organized and existing under the laws of Québec, Canada.  CDPQ is a legal person without share capital created by a special act of the Legislature of the Province of Québec.
(b) and (c)

The address for CDP is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

The principal business of CDP is as an investment holding company.

The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of CDP are available in Annex A to this Schedule 13D.

The address for CDPQ is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

The principal business of CDPQ is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec.

The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(d) and (e) During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 31, 2017, CDP subscribed to 13,736,264 newly issued Shares from the Issuer in a private placement transaction, for an aggregate purchase price of $200,000,003.84, pursuant to a Subscription Agreement, dated as of June 4, 2017, (the "Subscription Agreement"), between CDP and the Issuer, and in which intervened CDPQ.
CDP also received from the Issuer, as capital commitment, an amount (paid in cash) equal to 5% of CDP's aggregate subscription amount, as well as an additional 280,332 Shares.
 A summary of the Subscription Agreement is set forth in Item 6.

The purchase price was funded by the assets of CDP.

The total amount of 19,027,175 Shares reported herein as being held by the Reporting Persons also includes 5,010,579 Shares held directly by CDPQ that were previously acquired.

ITEM 4.	PURPOSE OF TRANSACTION.
On July 31, 2017, the Issuer announced the acquisition of a precious metals portfolio of assets from Orion Mine Finance Group for US$506.8 million (the "Purchase Price") (the "Transaction").
The information set forth or incorporated by reference in Item 3 and Item 6 is hereby incorporated herein by reference.
As part of the Transaction, CDP subscribed for 13,736,264 Shares, for an aggregate purchase price of $200,000,003.84 under a concurrent Private Placement ("Private Placement") to fund a portion of the cash consideration and support the Transaction.
CDP purchased the Shares for investment purposes.
Each of the Reporting Persons expects to evaluate on an ongoing basis its interest in, and intentions with respect to, the Issuer. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (including in open market, privately negotiated or other transactions) acquire additional securities of the Issuer or its subsidiaries, including additional Shares; dispose of all or a portion of the securities of the Issuer or its subsidiaries, including the securities of the Issuer and its subsidiaries that it now owns or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities.
Each of the Reporting Persons may also encourage, including, without limitation, through CDP designee on each of the Issuer's board of directors and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals, the Issuer to consider or explore any of the items enumerated in the following paragraph.
Except as described above in this Item 4 and in Item 6, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
The percentage calculations set forth in this Item 5 and the information on the cover page are based on there being 156,964,269 Shares outstanding following the completion of the Transaction, as reported on the Issuer's Press Release filed with the Securities and Exchange Commission on August 1, 2017.
(a) and (b)
As a result of the transactions described above, CDP is the direct beneficial owner of 14,016,596 Shares. In addition, CDPQ is the direct beneficial owner of 5,010,579 that were previously acquired. Collectively, the Shares held by CDP and CDPQ represent 12.12 % of the Issuer's outstanding Shares. CDPQ, through its ownership of CDP, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDP.
(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Subscription Agreement
Pursuant to the Subscription Agreement, CDP agreed with the Issuer not to, directly or indirectly, sell, transfer or dispose of any Shares acquired in the Private Placement for a period of 180 days after the closing date of the Private Placement, subject to certain exceptions.

 Investor's Rights Agreement

-	Representation the Board of Directors
Under the terms of the Investor's Rights Agreement dated as of July 31, 2017, between CDP and the Issuer (the "Investor's Rights Agreement"), CDP has the right to appoint a director to the Board of Directors of the Issuer (the "Board"), immediately after the closing of the Transaction, subject to applicable board and shareholder approvals. (the "CDP Candidate"). In addition, pursuant to Section 2 of the Investor's Rights Agreement, CDP will have the right, in connection with each annual meeting of shareholders of the Issuer, to recommend to the Issuer a candidate to be included on the list of nominees in the Issuer's management proxy circular pertaining to the election of directors.

Upon joining the Board, the CDP Candidate shall sign an agreement under which the CDP Candidate shall undertake to tender his or her resignation to the Board should the Reporting Persons cease to beneficially own, or exercise control or direction over, 10% or more of the outstanding Shares.

-	Pre-Emptive Right
As long as the CDPQ Affiliates hold 10% or more of the outstanding Shares, CDP shall have a pre-emptive right (the "Pre-Emptive Right") entitling it to subscribe, or entitling a CDPQ Affiliate to subscribe, in connection with any issuance of Common Shares, equity securities of the Issuer, or securities which are convertible, exercisable or exchangeable against Common shares or equity securities of the Issuer (collectively, the "Securities"), upon conditions which shall be no less favorable than those afforded other subscribers of such issued Securities, up to a maximum of its interest in the issued Securities.

The foregoing summaries of the Subscription Agreement and the Investor's Rights Agreement described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Subscription Agreement, including the Investor's Rights Agreement which is an annex thereto, set forth in Exhibit 99.2 and 99.3 hereto and incorporated in this Item 6 by reference.

Except for the Share Purchase Agreement and the Investor's Rights Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit No.	Description
99.1 99.2 99.3
Joint Filing Agreement, dated as of August 10, 2017, between the Reporting Persons.

Subscription Agreement, dated as of June 4, 2017, between the Issuer and CDPQ Investissements Inc. (incorporated by reference to Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2017)

Investor's Rights Agreement dated as of July 31, 2017, between CDP Investissements Inc. and the Issuer (incorporated by reference to Exhibit © to the Issuer's Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2017)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2017

CDP Investissements Inc.
By:	/S/ Frédéric Godbout
Name: Frédéric Godbout Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2017

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/S/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

Annex A

CDP INVESTISSEMENTS INC
Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship

Frédéric Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director and President Deputy Head, Global, PE, Caisse de dépôt et placement du Québec	Canadian
Christian Dubé	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director and Vice-President Executive Vice-President, Quebec, Caisse de dépôt et placement du Québec	Canadian

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Robert Tessier	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Elisabetta Bigsby	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Bertrand Cesvet	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Executive Chairman, Senior Partner, Sid Lee	Canadian
Patricia Curadeau-Grou	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Michel Després	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Retraite Québec	Canadian
Gilles Godbout	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
François Joly	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Jean La Couture	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President, Huis Clos Ltée	Canadian
Diane Lemieux	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and General Manager, Commission de la construction du Québec	Canadian
François R. Roy	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ouma Sananikone	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Australian and British
Michael Sabia	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Claude Bergeron	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Risk Officer	Canadian
Michèle Boisvert	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Business Outreach	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Senior Vice-President, Public Affairs	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Fixed Income and Active Overlay Strategies	French and Canadian
Christian Dubé	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Quebec	Canadian
Stephane Etroy	11 Charles II Street, 2nd Floor, London, SW1Y 4QU United Kingdom	Executive Vice-President and Head of Private Equity	Swiss
Anita George	5th floor, Suite 507, Worldmark 3 Aerocity, New Delhi Delhi 110037 India	Executive Vice-President, Growth Markets	Indian
Jean-Luc Gravel	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Equity Markets	Canadian
Pierre Miron	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Operations and Information Technology	Canadian
Jean Michel	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Advisory with the Depositors and Strategic Analyses	Canadian
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial Officer	Canadian
Oona Stock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent Management and Organizational Development	Canadian
Macky Tall	1000, place Jean-Paul-Riopelle 3rd floor Montréal, Québec H2Z 2B3	Executive Vice-President, Infrastructure	Malian and Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 3rd floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat.	Canadian

 Annex B

Schedule of Transactions

 CDP Investissements Inc.

Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
07-31-2017	Common Shares	13,153,799*	$14.56	Private Placement

*Additional 280,332 Common Shares were received as capital commitment, see Item 3.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
07-18-2017	Common Shares	13,082	$15.28	Dividend Reinvestment

EXHIBIT 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the equity shares of Osisko Gold Royalties Ltd and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of August 10, 2017.

CDP Investissements Inc.
By:	/S/ Frédéric Godbout
Name: Frédéric Godbout Title: Director

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/S/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel